

Mail Stop 3030

June 1, 2009

<u>Via U.S. Mail</u>

Mr. Jack Mayer
President
Powersafe Technology Corp.
1400 Coney Island Avenue
Brooklyn, NY   11230

> **RE:    Powersafe Technology Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 20, 2009**
> **File No. 333-143645**

Dear Mr. Mayer:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief